Exhibit 99.15

CONSENT OF ANDREW HUTSON

March 18, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas Corp. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2021 (the “Form 40-F)

I, Andrew Hutson, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (“the Technical Report”):

•	Technical Report titled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”, dated August 1, 2018 and to references to the Technical Report, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the registration statements (No. 333-238142 and No. 333-227816) on Form S-8. This consent extends to any amendments to the Form S-8s, including post-effective amendments, and any new Form S-8 registration statement filed by the Company incorporating by reference the Form 40-F.

/s/ Andrew Hutson

Andrew Hutson